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                                                                       EXHIBIT 9
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                             Benjamin Moore & Co.


May 11, 2000


TO:  Charlie Vail

FR:  Yvan Dupuy

RE: Letter Agreement between Benjamin Moore & Co. (the "Company") and Charles C. Vail ("Mr. Vail")

Charles C. Vail agrees to forego the opportunity to accept the Company's current early retirement program and in consideration of this, the Company and Mr. Vail agree to the following:

1. Mr. Vail will continue in the employ of the Company in his current position as Senior Vice President and perform such roles, duties and responsibilities as are assigned or delegated to him by the Chief Executive Officer of the Company.

2. The retirement arrangements for Mr. Vail provided under the Supplemental Executive Retirement Plan (hereafter "SERP") set forth in his inclusion agreement dated January 14, 1997, shall be revised as of April 1, 2000, to provide the five (5) years of age and five (5) years of service shall be added to his then current age and credited years of service for pension benefit accrual and calculation purposes at such time as Mr. Vail shall elect to retire from the Company at any time prior to July 1, 2003, or if he should die prior to July 1, 2003, at the time of his death.

3. The Company agrees to fund the "rabbi trust" now known as the Benjamin Moore & Co. Benefit Protection Trust with Wachovia Bank of North Carolina, N.A. as Trustee, dated June 2, 1997 for any additional actuarial liability as determined by the Company's actuaries, created or enlarged by the provisions of this agreement within ninety (90) days after Mr. Vail retires, or sooner dies.

4. Also, whenever Mr. Vail elects to retire, or resign or whenever his employment is otherwise terminated for any reason, or for no reason,

     a) he shall be paid in cash an amount equal to his then current annual base salary within thirty (30) days of his retirement or termination, in a single lump sum payment as an additional supplemental pension payment; and

     b) he shall be entitled to participate as a beneficiary in any medical and life insurance benefits as are now available to retirees of the Company at the usual cost to retirees in effect from time to time.

1. In the event that a "Change in Control" as defined in the SERP occurs prior to the time Mr. Vail elects to retire and either; i) Mr. Vail is paid all of the benefits provided under
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     the Senior Executive Severance Protection Plan dated August 13, 1996; or
     ii) Mr. Vail is terminated for "Cause" as defined in Sec 2.6 of said Plan, then the payment provided for in the preceding paragraph 4 a) shall not be made to Mr. Vail. Notwithstanding the foregoing, if such a "Change of Control" occurs, then the payments and arrangements provided for in the preceding paragraphs 2 and 3 shall be made to or on behalf of Mr. Vail.

2. If and when and for so long as the Company secures and maintains a policy of directors and officers liability insurance, Mr. Vail shall have a right to indemnification under such policy to the same extent as any other present or former director or officer of the Company similarly situated.

In witness whereof, the undersigned have hereunto set their hands and seals on the date indicated below.

                              Benjamin Moore & Co.

Dated: May 10, 2000           By:   /s/Yvan Dupuy
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                                    Yvan Dupuy
                                    President and
                                    Chief Executive Officer


Dated:  May 10, 2000          By:   /s/Charles C. Vail
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                                    Charles C. Vail